At Carolina Hemp Products, our commitment is to quality and purity. 100 % of our hemp plants are organically grown in environmentally controlled and contaminent free green houses . Our CBD, Ancient Essentials, has been carefully crafted in NC.

On the farm or at home Ancient Essentials has a complete line of CBD products for your family and pets. Over 30 years of studies have shown that CBD has incredible results on helping improve the well- being of humans, and animals.

CBD can help alleviate arthritis and muscle pain ,improve cardiovascular health, allergies and skin conditions and finally anxiety. CBD has been shown to significantly reduce anxiety in humans horses cats and dogs.

A more relaxed animal is a safer animal, giving you and your family peace of mind

when you are loving, training or just horsing around with your pets.

Why is our CBD special?

Our hemp is grown in our custom blended potting soil which we have been making for over 25 years.

Our hemp is reproduced through cloning. The clones are cut from genetically selected mother plants. We use only female plants which ensure consistency, and result in a superior quality CBD oil without high concentrations of THC.

It takes artificial and natural light for the hemp plant to flower. During the vegetative stage, it needs 18 hours of light and 6 hours of darkness. During the flowering stage it needs 12 hours of light and 12 hours of darkness. We control the exact amount of light and darkness at each phase Year round. This controlled lighting produces superior hemp and superior CBD products. Growing in greenhouses allows us to produce fresh biomass weekly where as field grown produces fresh biomass yearly.

We use beneficial insects to control pests.